SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

227443108
(CUSIP Number)

Alan W. Barksdale 2515 McKinney Avenue, Suite 900 Dallas, Texas 75201 214-871-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2011 (December 13, 2011)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227443108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Red Mountain Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,672,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,672,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,672,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Black Rock Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,490,863
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,490,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,490,863
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 227443108	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan W. Barksdale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,672,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,672,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,672,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 227443108	SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 3 amends the original Schedule 13D and its Amendments No. 1 and No. 2 (together, “Schedule 13D”) previously filed by Red Mountain Resources, Inc. (“Red Mountain”), Black Rock Capital, Inc. (“Black Rock”) and Alan W. Barksdale (“Barksdale”) (collectively herein referred to as the “Reporting Persons”) with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of Cross Border Resources, Inc., a Nevada corporation (the “Issuer”).  Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership calculation reflected in this Schedule 13D is based upon 16,151,946 shares of Common Stock outstanding as of November 8, 2011.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of the Reporting Persons may from time to time acquire additional securities in the market or in private transactions, or choose to dispose of the securities they currently own in the market or in private transactions.  None of the Reporting Persons has any agreements to acquire or dispose of additional securities at this time, except that Black Rock holds warrants to purchase 2,136,164 shares of Issuer’s Common Stock as discussed in Item 5 of the Schedule 13D.

On December 13, 2011, Red Mountain and Black Rock jointly filed a complaint in the Eighth Judicial District of the State of Nevada (the “District Court”) seeking (i) to compel the Issuer to hold an annual meeting for the election of directors (the “Annual Meeting”) and (ii) a declaration by the District Court that a proxy solicitation conducted by Red Mountain and Black Rock in connection with such Annual Meeting would not, in and of itself, result in either Red Mountain or Black Rock being deemed an “Acquiring Person” under the Issuer’s recently adopted amendment to its bylaws (described and attached to Issuer’s Current Report on Form 8-K filed November 22, 2011).  Red Mountain and Black Rock reserve all rights under applicable law in connection therewith

If successful either by court order or by reaching a resolution with the Issuer, the Reporting Persons plan to set forth their own slate of directors to be voted on by the shareholders at the annual meeting.

The events discussed herein may result in:

(1)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(2)	a change to the Issuer’s present board of directors and/or management; and

CUSIP No. 227443108	SCHEDULE 13D	Page 6 of 8 Pages

(3)	a change in the Issuer’s bylaws.

Except as discussed above, the Reporting Persons do not have other specific plans or proposals at this time that would result in a change to the Issuer as set forth in subsections (a) – (j) of Item 4 of Schedule 13D.  The Reporting Persons plan to evaluate their investment in the Issuer on a continuing basis, and in connection with such evaluation the Reporting Persons may in the future upon due consideration of all relevant factors take certain actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer regarding the events discussed herein, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Red Mountain and Barksdale is deemed to be the beneficial owner of 6,672,660 shares of the Issuer’s Common Stock, or approximately 36.5% of the Issuer’s outstanding Common Stock.  This represents 2,181,797 shares of Common Stock held by Red Mountain and 2,354,699 shares of Common Stock held by Black Rock, Red Mountain’s wholly owned subsidiary.  This also includes warrants to purchase 2,136,164 shares of Common Stock of the Issuer held by Black Rock for which the exercise period began on November 26, 2011.  The warrants, however, are subject to a cap that precludes the holder from exercising the warrants if after such exercise the holder alone or with its affiliates would be the beneficial owner of more than 19.99% of the Issuer’s Common Stock unless the Issuer’s Common Stock shareholders approve such exercise.  Barksdale is the Chief Executive Officer of Red Mountain and an officer of Black Rock.  As such, Barksdale has the authority to vote the shares of Common Stock on behalf of Red Mountain and Black Rock.

In the past 60 days, Red Mountain effected the transactions described under Item 3 (of Amendment No. 2) and such transactions are incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

On May 23, 2011, Black Rock purchased 2,136,164 Units consisting of 2,136,164 shares of common stock and warrants to purchase 2,136,164 shares of the common stock of the Issuer for cash of $3,204,246 ($1.50 per Unit.)

CUSIP No. 227443108	SCHEDULE 13D	Page 7 of 8 Pages

On June 22, 2011, Red Mountain acquired 100% of the outstanding equity of Black Rock Capital, Inc. and as the sole shareholder of Black Rock has beneficial ownership of the 2,136,164 shares of common stock of the Issuer and warrants exercisable for 2,136,164 shares of the Issuer.

Mr. Barksdale is the Chief Executive Officer, a director and a greater than 10% shareholder of Red Mountains Resources, Inc. and an officer of Black Rock, the wholly-owned subsidiary of Red Mountain. As such, Mr. Barksdale has the authority to vote the shares of on behalf of Red Mountain and Black Rock.

On November 16, 2011, Red Mountain issued a Senior Secured Promissory Note (the “Note”) in the amount of $4,000,000 to Hyman Belzberg, William Belzberg and Cado Management, Inc. (collectively, the “Lenders”).  The Note is guaranteed by Red Mountain’s wholly-owned subsidiaries, Black Rock and RMR Operating LLC.  The Note is secured by 2,233,000 shares of the Issuer’s Common Stock (the “Pledged Stock”) pursuant to a Stock Pledge Agreement.

Upon the occurrence of an event of default (as defined in the Stock Pledge Agreement), which among other things includes failure to make payments as obligated under the Note or failure to perform any of the undertakings or obligations of the Stock Pledge Agreement, Lenders shall have the right to vote the Pledged Stock, give consents, waivers and ratifications with respect to the Pledged Stock, and be entitled to receive and collect cash dividends for their own use paid on the Pledged Stock, and may transfer all of the Pledged Stock into their names and exercise any and all rights with respect to the Pledged Stock.

Other than as described in this Schedule 13D, neither Red Mountain, Black Rock nor Mr. Barksdale has any other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

10.8.	Stock Pledge Agreement between Red Mountain and Lenders dated November 16, 2011.

10.9.
Senior Secured Promissory Note between Red Mountain and Lenders dated November 16, 2011 (incorporated by reference to Exhibit 10.15 to Red Mountain’s Current Report on Form 8-K/A filed on November 18, 2011)

99.1	Copy of the Complaint in Red Mountain Resources, Inc. and Black Rock Capital, Inc. v. Cross Border Resources, Inc.

CUSIP No. 227443108	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 15, 2011

RED MOUNTAIN RESOURCES, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, CEO

BLACK ROCK CAPITAL, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, President

/s/ Alan W. Barksdale
Alan W. Barksdale